Exhibit 99.7

SPECIAL MEETING OF THE UNITHOLDERS OF THE
SPROTT PHYSICAL COPPER TRUST

to be held at 9:00 a.m. (Toronto time) on April 30, 2026

at

the offices of Stikeman Elliott LLP

199 Bay Street

Suite 5300, Stikeman Boardroom

Toronto, Ontario, Canada

M5L 1B9

NOTICE OF MEETING OF UNITHOLDERS

and

MANAGEMENT INFORMATION CIRCULAR

March 23, 2026

March 23, 2026

NOTICE OF MEETING OF UNITHOLDERS OF THE
SPROTT PHYSICAL COPPER TRUST

You are receiving this notice because you are a holder (“Unitholder”) of units (“Units”) of the Sprott Physical Copper Trust (the “Trust” or “COP”). The Trust will hold a special meeting (the “Meeting”) of Unitholders on April 30, 2026, starting at 9:00 a.m. (Toronto time) at the offices of Stikeman Elliott LLP, Suite 5300, Stikeman Boardroom, Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9.

The purpose of the Meeting is to:

(a)	consider and vote on a resolution approving the restructuring of the Trust from a non-redeemable investment fund to a mutual fund for the purposes of applicable Canadian securities laws (the “Mutual Fund Restructuring”); and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

In connection with the Trust’s intention to list the Units on the NYSE Arca, on February 17, 2026, certain amendments (the “Amendments”) were made to the Trust’s amended and restated trust agreement. The Amendments (i) provide that COP’s current semi-annual redemption feature will become a monthly redemption feature and the current cap on the number of Units that can be redeemed each redemption period (currently capped at 1.5% of the outstanding Units at the end of the applicable notice period) will be removed (the “Redemption Feature Amendments”), and (ii) make certain consequential changes related to the foregoing and the potential listing of the Units on the NYSE Arca. The Amendments do not take effect until the day following the date on which Unitholders approve the restructuring of the Trust into a mutual fund as required under sections 5.1(1)(h)(i) and 5.2 of National Instrument 81-102 – Investment Funds (“NI 81-102”).

As detailed in the accompanying management information circular dated March 23, 2026, (the “Circular”), the Redemption Feature Amendments will result in the Trust restructuring from, its current form as, a non-redeemable investment fund to a mutual fund for the purposes of applicable Canadian securities laws (and specifically, as an exchange-traded mutual fund that is not in continuous distribution that is also an alternative mutual fund under NI 81-102).

RECOMMENDATION OF THE MANAGER

Sprott Asset Management LP (the “Manager”), the manager of the Trust, believes that the Mutual Fund Restructuring is in the best interests of the Trust, and recommends that Unitholders vote in favour of the Mutual Fund Restructuring.

REQUIRED APPROVAL

The Mutual Fund Restructuring must be approved by an affirmative vote of at least a majority of the votes cast in person or by proxy at the Meeting or any adjournment or postponement thereof.

MEETING MATERIALS

This Notice of Meeting (the “Notice of Meeting”) is accompanied by the Circular and a form of proxy or voting instruction form. Electronic copies of the Circular and the form of proxy and related materials are available on the Trust’s website at www.sprott.com/copper and under the Trust’s profile on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca. The Circular and related materials contain important information relating to Mutual Fund Restructuring, including the full text of the Unitholder resolution to be voted upon, which is attached as Schedule A to the Circular. You are urged to read the Circular carefully and consult your financial, legal and tax advisors with respect to how to vote.

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VOTING

You may vote your Units by mail, online or in person. Please refer to the directions on your proxy for instructions on how to vote using these methods.

Unitholders who are entitled to vote, but are unable to attend the Meeting in person, are requested to exercise their right to vote by completing, dating, signing and returning the enclosed voting instruction form or proxy form such that it arrives prior to 9:00 a.m. (Toronto time) on April 28, 2026 voting on the Resolution of the Trust for the Units that you hold. You should also contact your broker or other intermediary through which you hold your Units who may have earlier deadlines.

Unitholders are invited to attend the Meeting, but beneficial Unitholders will not be recognized at the Meeting for purposes of voting their Units in person or by way of proxy unless they comply with certain procedures. If you are a beneficial Unitholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so. Unitholders that are unable to attend the Meeting have the right to appoint a person other than the person specified in the form of proxy to attend and act on such Unitholder’s behalf at the Meeting. Such right may be exercised by inserting the name of the person to be appointed in the space provided in the form of proxy, or by completing another proper form of proxy. A person appointed as a proxyholder need not be a Unitholder. Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.

Unitholders may vote on all matters to come before them at the Meeting or you can appoint someone to attend the Meeting and vote your Units for you (called voting by proxy). The Meeting will begin promptly at 9:00 a.m. (Toronto time) on April 30, 2026, at the offices of Stikeman Elliott LLP, Suite 5300, Stikeman Boardroom, Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, unless otherwise adjourned or postponed.

All non-registered Unitholders who receive these materials through their broker or other intermediary and wish to vote on the proposed Resolution must complete and send the form of proxy or voting instruction form, as applicable, in accordance with the instructions provided by their broker or other intermediary.

DATED at Toronto, Ontario as of March 23, 2026.

By order of the Board of Directors of
Sprott Asset Management GP Inc., as general partner of
Sprott Asset Management LP, as manager of the
SPROTT PHYSICAL COPPER TRUST

(signed) “John Ciampaglia”

John Ciampaglia
Chief Executive Officer

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TABLE OF CONTENTS

THE MEETING	1

PROPOSED MUTUAL FUND RESTRUCTURING	1

THE AMENDMENTS	1

NI 81-102 REQUIREMENTS	2

NON-REDEEMABLE INVESTMENT FUND VS. EXCHANGE-TRADED MUTUAL FUND THAT IS NOT IN CONTINUOUS DISTRIBUTION AND IS AN ALTERNATIVE MUTUAL FUND	2

RISK FACTORS ASSOCIATED WITH THE PROPOSED MUTUAL FUND RESTRUCTURING	3

REQUIRED UNITHOLDER APPROVAL	4

RECOMMENDATION OF THE MANAGER	5

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	5

INTEREST OF MANAGEMENT AND OTHERS IN THE PROPOSED MUTUAL FUND RESTRUCTURING	6

AUDITOR	7

ADDITIONAL INFORMATION	7

GENERAL PROXY INFORMATION	8

APPROVAL BY THE MANAGER	11

SCHEDULE A MEETING RESOLUTION	A-1

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FORWARD-LOOKING STATEMENTS

The Circular contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements in this Circular include, without limitation, statements regarding the listing of the Units on NYSE Arca, the filing and effectiveness of a registration statement in respect of the Units with the United States’ Securities and Exchange Commission, and the effectiveness of the Redemption Feature Amendments. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predicts”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

With respect to the forward-looking statements contained in the Circular, the Trust has made numerous assumptions regarding, among other things: subsequent U.S. stock exchange listing of the Units, ability to obtain unitholder approval for the Redemption Feature Amendments, as well as dynamics in the copper market. While the Trust considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors and uncertainties that could cause the Trust's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this Circular. A discussion of certain risks and uncertainties facing the Trust appears in the Trust’s Annual Information Form for the year ended December 31, 2025 (the “2025 AIF”), and its prospectus supplement dated July 8, 2024 and related short-form base shelf prospectus dated July 3, 2024, as updated by the Trust's continuous disclosure filings, which are available at www.sedarplus.ca. All forward-looking statements in this Circular are qualified in their entirety by this cautionary statement, and the Trust disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

DATE OF INFORMATION; CURRENCY

Except as otherwise stated, the information contained in the Circular is given as of March 23, 2026.

In the Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars and references to “dollars”, “US$” or “$” are to United States dollars and references to “C$” are to Canadian dollars.

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MANAGEMENT INFORMATION CIRCULAR IN RESPECT OF THE
SPECIAL MEETING OF THE UNITHOLDERS OF THE
SPROTT PHYSICAL COPPER TRUST

This management information circular (the “Circular”) is being sent to the holders (“Unitholders”) of units (“Units”) of the Sprott Physical Copper Trust (the “Trust” or “COP”) in connection with the special meeting of the Unitholders for the reasons set out in the accompanying Notice of Meeting.

THE MEETING

Date, Time and Place of Meeting

The special meeting (the “Meeting”) of the holders (the “Unitholders”) of units (the “Units”) of the Sprott Physical Copper Trust (the “Trust”) will be held in person on April 30, 2026 at 9:00 a.m. (Toronto time) at the offices of Stikeman Elliott LLP, Suite 5300, Stikeman Boardroom, Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9.

Purpose of Meeting

The purpose of the Meeting is to:

(a)	consider and vote on a resolution (the “Meeting Resolution”) approving the restructuring of the Trust from a non-redeemable investment fund to a mutual fund for the purposes of applicable Canadian securities laws (the “Mutual Fund Restructuring”); and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

PROPOSED MUTUAL FUND RESTRUCTURING

The Trust

Sprott Physical Copper Trust is a non-redeemable investment fund established under the laws of the Province of Ontario and governed by an amended and restated trust agreement dated May 10, 2024, which was further amended by amendment no.1 to the amended and restated trust agreement dated February 17, 2026 (collectively, the “Trust Agreement”). RBC Investor Services Trust (the “Trustee”) is the trustee of the Trust and Sprott Asset Management LP (the “Manager”) is the manager of the Trust. The Trust’s and the Manager’s office is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada, M5J 2J1. The fiscal year-end of the Trust is December 31.

The Trust was created to invest and hold substantially all of its assets in physical copper metal.

As at March 23, 2026, there were 16,026,266 Units issued and outstanding. The Units are listed for trading on the Toronto Stock Exchange (“TSX”) and had a closing price on March 23, 2026 of C$13.54 (COP.UN) and US$9.50 (COP.U). The most recently calculated net asset value (“NAV”) per Unit was C$15.08 and US$10.99 on March 23, 2026.

The Amendments

In connection with the Trust’s intention to list the Units on the NYSE Arca, on February 17, 2026, certain amendments (the “Amendments”) were made to the Trust’s amended and restated trust agreement. The Amendments provide that (i) COP’s current semi-annual redemption feature will become a monthly redemption feature and the current cap on the number of Units that can be redeemed each redemption period (currently capped at 1.5% of the outstanding Units at the end of the applicable notice period) will be removed (the “Redemption Feature Amendments”), and (ii) make certain consequential changes related to the foregoing and the potential listing of the Units on the NYSE Arca. The Amendments do not take effect until the day following the date on which Unitholders approve the restructuring of the Trust into a mutual fund as required under sections 5.1(1)(h)(i) and 5.2 of National Instrument 81-102 – Investment Funds (“NI 81-102”).

The Amendments are set out in Amendment No. 1 to the amended and restated trust agreement of the Trust, a copy of which has been filed and is available under the Trust’s profile on SEDAR+ at www.sedarplus.ca.

NI 81-102 Requirements

Pursuant to section 5.1(1)(h)(i) of NI 81-102, the prior approval of the securityholders of an investment fund is required before an investment fund that is a non-redeemable investment fund implements a restructuring into a mutual fund. The approval of the securityholders of the investment fund must be given by a resolution passed by at least a majority of the votes cast at a meeting of the securityholders of the investment fund duly called and held to consider the matter, unless a greater majority is required by the constating documents of the investment fund. The Trust Agreement does not require a greater majority in respect of such matter.

Non-Redeemable Investment Fund vs. Exchange-Traded Mutual Fund that is Not in Continuous Distribution and is an Alternative Mutual Fund

The Trust is currently a “non-redeemable investment fund” for the purposes of applicable Canadian securities laws.

Once effective, the Redemption Feature Amendments will result in the Trust becoming a “mutual fund” for the purposes of applicable Canadian securities laws because, as amended, the terms of the Trust’s securities (i.e., the Units) will entitle the holder (i.e., Unitholders) to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets of the Trust. More particularly, the Trust will generally be classified as an exchange-traded mutual fund that is not in continuous distribution. The Trust will also be an “alternative mutual fund” as it will be permitted to invest in asset classes (namely, physical copper) in a manner that is not permitted for other types of mutual funds under NI 81-102.

Given the Trust’s investment objectives to invest and hold substantially all of its assets in physical copper metal, the differences between the Canadian securities laws applicable to the Trust (i) as a non-redeemable investment fund, and (ii) as an exchange-traded mutual fund that is not in continuous distribution that is also an alternative mutual fund are not believed to be material. The Manager does not expect that such differences will affect the operations and/or management of the Trust. Certain differences include that:

(a)	a non-redeemable investment fund must issue and file a news release and cannot terminate earlier than 15 days or later than 90 days after filing, subject to specified exceptions, whereas a mutual fund must not terminate unless notice is given to all securityholders of the mutual fund at least 60 days before termination;

(b)	a mutual fund must not purchase an illiquid asset (as defined in NI 81-102) if, immediately after the purchase, more than 10% (20% for a non-redeemable investment fund) of its net asset value would be made up of illiquid assets; and

(c)	a mutual fund must not hold, for a period of 90 days or more, more than 15% (25% in the case of a non-redeemable investment fund) of its net asset value in illiquid assets and, if more than 15% (25% in the case of a non-redeemable investment fund) of the net asset value of a mutual fund is made up of illiquid assets, the mutual fund must, as quickly as is commercially reasonable, take all necessary steps to reduce the percentage of its net asset value made up of illiquid assets to 15% (25% in the case of a non-redeemable investment fund) or less.

Rationale and Benefits of the Mutual Fund Restructuring

In proposing the Mutual Fund Restructuring, the Manager considered, among other things, the following factors:

(a)	The Redemption Feature Amendments which result in the Mutual Fund Restructuring were necessary to permit the potential listing of the Units on the NYSE Arca, which the Manager expects will provide enhanced Unit liquidity. The Manager manages certain physical precious metals trusts that are listed on the NYSE Arca in addition to the TSX, including the Sprott Physical Gold Trust, the Sprott Physical Silver Trust, the Sprott Physical Gold and Silver Trust and the Sprott Physical Platinum and Palladium Trust. Of these other trusts, approximately 95% (or more) of the trading of each trust occurs on the NYSE Arca or U.S. alternative trading systems. The Manager expects trading in the Units to follow a similar pattern, over time resulting in significantly enhanced liquidity.

(b)	The implementation of a monthly, uncapped redemption feature is expected to result in the Units trading closer to their underlying net asset value (“NAV”), therefore providing enhanced performance for the benefit of Unitholders.

(c)	Since the initial public offering of the Trust in June 2024, the Trust’s physical redemption feature has been successfully utilized and managed for the benefit of the Trust and its Unitholders, and the Manager does not believe that moving to a monthly, uncapped redemption feature will materially negatively impact the operations of the Trust or the functioning of the physical redemption feature.

(d)	Neither the Amendments nor the Mutual Fund Restructuring are expected to trigger any immediate tax consequences for Unitholders who continue to hold their Units.

(e)	The costs of the Meeting and the Mutual Fund Restructuring will be borne by the Manager and not by the Trust or its Unitholders.

Effectiveness of the Amendments and the Mutual Fund Restructuring

If the Meeting Resolution is approved at the Meeting on April 30, 2026, the Amendments and the resulting Mutual Fund Restructuring will become effective on April 30, 2026, or, if the Meeting is postponed or adjourned to a date later than April 30, 2026, the day after the date on which the Meeting is held (in either case, the “Effective Date”).

The Trust expects that the Units will begin trading on the NYSE Arca on or about the Effective Date, and that monthly redemptions will commence in May 2026 assuming an Effective Date in April 2026.

Abandonment of the Mutual Fund Restructuring

The Amendments and the resulting Mutual Fund Restructuring may, at any time before or after the holding of the Meeting, but no later than the day prior to the Effective Date, be terminated or abandoned by the Manager, if the Manager determines, in its sole judgment, that it would be inadvisable for the Trust to proceed with the Amendments and the resulting Mutual Fund Restructuring.

RISK FACTORS ASSOCIATED WITH THE PROPOSED MUTUAL FUND RESTRUCTURING

The Mutual Fund Restructuring involves risks. The risks listed below are those specifically related to the Mutual Fund Restructuring. For other risks related to investing in the Trust generally, please see the risks discussed under the heading “Risk Factors” in the 2025 AIF.

The risk factors relating to the Mutual Fund Restructuring are as follows:

The Trust may not be able to list the Units on the NYSE Arca

While the U.S. Securities and Exchange Commission (“SEC”) has approved the NYSE Arca’s proposal made pursuant to Rule 19b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) to list and trade the Units on the NYSE Arca, the listing of the Units on the NYSE Arca remains subject to the effectiveness of the Trust’s registration statement on Form 40-F filed with the SEC in respect of the listing of the Units on the NYSE Arca (the “Registration Statement”) and the final listing approval of the NYSE Arca. The Trust cannot provide any assurance that the Registration Statement will become effective or that such final approval will be obtained and the Trust may therefore be unsuccessful in achieving a listing of the Units on the NYSE Arca. Even in the event that the listing on the NYSE Arca is achieved, there is no assurance that such listing will have the result expected by the Manager of increasing the liquidity of the Units.

Listing on the NYSE Arca will subject the Trust to compliance with additional securities laws and regulations

In the event the Trust is successful in listing its Units on the NYSE Arca, the Trust will be required to comply with the reporting requirements of the Exchange Act and other securities laws, regulations and compliance requirements to which it is not currently subject. While the Trust expects to be a “foreign private issuer” that is eligible to satisfy the reporting requirements of the Exchange Act by using, filing and furnishing its Canadian disclosure documents with the SEC pursuant to the U.S./Canada Multijurisdictional Disclosure System, the Trust expects to incur increased compliance and listing costs and increased exposure to potential regulatory changes that could adversely affect the Trust and Unitholders. While the Trust is unaware of any such potential adverse regulatory changes at this time, there can be no assurances that no such changes will occur.

The increased frequency of redemption periods and removal of a redemption cap

As a result of the Redemption Feature Amendments, Unitholders will be able to redeem Units on a monthly basis, and the existing cap on the number of Units that can be redeemed each redemption period (currently 1.5% of the outstanding Units at the end of the applicable notice period) will be removed. As a result, there is a risk that the volume of redemption requests received by the Trust may increase materially compared to historic redemptions.

Where Units are redeemed for physical copper, the redeeming holder will receive physical copper from the Trust’s holdings in exchange for the redeemed Units and where Units are redeemed for cash the Trust is expected to be required to sell a corresponding amount of its physical copper holdings in order to fund the cash redemption proceeds. Significant or sustained levels of redemption activity could require the Trust to dispose of a material portion of its copper holdings, which could adversely affect the liquidity and performance of the Trust, including by reducing its size and aggregate NAV, and could result in increased potential future tax liabilities for certain non-redeeming U.S. Unitholders, including where the price of copper at the time of delivery or sale exceeds the Trust’s cost base for its copper holdings. U.S. Unitholders are encouraged to discuss with their own tax advisors the implications of the Amendments and any increase in redemption requests by Unitholders.

REQUIRED UNITHOLDER APPROVAL

The full text of the Meeting Resolution is set out in Schedule A to this Circular. In order to become effective, the Meeting Resolution must be approved by an affirmative vote of at least a majority of Unitholders, present in person or represented by proxy at the Meeting or any adjournment or postponement thereof.

RECOMMENDATION OF THE MANAGER

The Manager has determined that the Mutual Fund Restructuring is in the best interests of the Trust and its Unitholders, and recommends that all Unitholders vote in favour of the Meeting Resolution. In arriving at such determination, consideration was given to, among other things, the factors set forth under the heading “Rationale and Benefits of the Mutual Fund Restructuring” starting on page 3 of this Circular.

The Manager has reviewed the Mutual Fund Restructuring and has concluded that there are no terms within the Mutual Fund Restructuring that would give rise to a conflict of interest for the purposes of National Instrument 81-107 – Independent Review Committee for Investment Funds. As such, it was not required to present the Mutual Fund Restructuring to the Independent Review Committee of the Trust for a recommendation.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations relating to the Mutual Fund Restructuring that are generally applicable to a Unitholder who is an individual (other than certain trusts) and, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is resident in Canada, holds Units as capital property, and deals at arm’s length with, and is not affiliated with, the Trust (a “Holder”). Generally, Units will be considered to be capital property to a Holder provided the Holder does not hold the Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not anticipate any changes in law, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Unitholder and no representations with respect to the income tax consequences to any particular Unitholder are made. Accordingly, Unitholders should consult their own tax advisors for advice with respect to the tax consequences to them of the Mutual Fund Restructuring, including the application and effect of the income and other tax laws of any country, province, state or local tax authority. This summary does not address the Canadian income tax considerations applicable to non-residents of Canada, and Unitholders that are not resident in Canada for purposes of the Tax Act should consult their own tax advisors regarding the tax implications related to the Mutual Fund Restructuring.

The Mutual Fund Restructuring should not result in a disposition of the Units by a Holder. Accordingly, Holders should not realize a capital gain or capital loss as a result of the Mutual Fund Restructuring under the Tax Act.

Once effective, the Redemption Feature Amendments are expected to result in the Trust becoming a “unit trust” and a “mutual fund trust” for purposes of the Tax Act. The Canadian federal income tax considerations applicable to a trust that is, for purposes of the Tax Act, a unit trust and a mutual fund trust (and its unitholders) differ in certain respects from the considerations applicable to a trust that does not so qualify (and its unitholders). Such differences include (but are not limited to) the following:

(a)	Units of a trust that qualifies as a “mutual fund trust” for purposes of the Tax Act are “Canadian securities” for purposes of the election under subsection 39(4) of the Tax Act, which may be made by certain unitholders resident in Canada to deem such units (and all other Canadian securities owned by such holder) to be capital property to the unitholder.

(b)	A trust that is a “mutual fund trust” for purposes of the Tax Act throughout a taxation year that paid or made payable to a unitholder an amount on a redemption of units (the “allocated amount”) will generally be denied a deduction in computing its income for the taxation year in respect of the portion of the allocated amount (i) that would be, without reference to subsection 104(6) of the Tax Act, an amount paid out of the income (other than taxable capital gains) of the trust, and (ii) that is a capital gain of the trust designated to a unitholder on a redemption of units that exceeds the capital gain that would otherwise have been realized by the unitholder on the redemption, in each case if the unitholder’s proceeds from the disposition of that unit do not include the allocated amount.

(c)	A trust that is a “mutual fund trust” for purposes of the Tax Act throughout a taxation year will be entitled for each taxation year to receive a refund in respect of its liability, if any, for tax on its capital gains by an amount determined under the Tax Act based on the redemption of units during the year.

(d)	A trust that qualifies as a “unit trust” within the meaning of the Tax Act will not be deemed to dispose of, and reacquire, certain capital property for fair market value on the day that is 21 years after the date of its creation (or on each 21-year anniversary day thereafter).

(e)	A trust that is a “mutual fund trust” for purposes of the Tax Act throughout a taxation year is exempt from alternative minimum tax under the Tax Act.

INTEREST OF MANAGEMENT AND OTHERS IN THE PROPOSED MUTUAL FUND RESTRUCTURING

Management Interests

Neither the Manager, nor any of its affiliates, employees, officers or directors, nor any of its or their respective affiliates or associates will, as a result of the Mutual Fund Restructuring, receive any additional fees, commissions or other pecuniary benefits beyond the fees it currently collects as manager of the Trust. Other than the Amendments, there will also be no changes to the governance or material contracts, of the Trust as a result of the Mutual Fund Restructuring.

Management Contracts

The Trust is a party to a management agreement with the Manager dated as of May 10, 2024 (the “Management Agreement”). The Management Agreement will not be amended or changed in any way by the Mutual Fund Restructuring. For further details about the Management Agreement, please see the 2025 AIF.

Principal Unitholders

As of the date of the Circular, to the knowledge of the Manager, no person or company owns of record or beneficially, directly or indirectly, or is known by the Manager to own beneficially, directly or indirectly, more than 10% of the issued and outstanding Units, other than CDS & Co. (the nominee of CDS Clearing and Depository Services Inc.) and Cede & Co. (the nominee of the Depositary Trust Company).

Furthermore, the directors and senior officers of the Manager beneficially own, in the aggregate: (i) less than 10% of the issued and outstanding Units; and (ii) none of the issued and outstanding units of the Manager.

AUDITOR

The auditor of the Trust is KPMG LLP, and was appointed as the Trust’s auditors effective as of April 19, 2024. KPMG LLP’s principal office is located at 333 Bay Street, Suite 4600, Toronto, Ontario, Canada, M5H 2S5.

ADDITIONAL INFORMATION

The Manager will provide upon request, without charge to a Unitholder, a copy of the Trust’s comparative financial statements for the year ended December 31, 2025, together with the auditors’ report thereon, the management report of fund performance, the 2025 AIF, the interim financial statements for subsequent periods, and a copy of this Circular. Copies may also be obtained under the Trust’s profile on SEDAR+ at www.sedarplus.ca.

Additional information about the Trust is available in the Trust’s management report of fund performance and financial statements. You may obtain a copy of these documents, at no cost by calling toll-free: 1-888-622-1813, or by email at: invest@sprott.com. These documents and other information about the Trust are also available on the Trust’s website: www.sprott.com/copper or under the Trust’s profile on SEDAR+ at www.sedarplus.ca.

GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation by the Manager of proxies to be used at the Meeting to be held at the time and place and for the purposes set out in the notice accompanying this Circular. The Manager expects that proxies will be solicited primarily by mail. In addition, officers, directors, and employees of the Manager may solicit proxies personally, by telephone or by other electronic means. The cost of solicitation will be borne by the Manager. The Manager does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer this Circular and related Meeting materials, and in the case of an objecting beneficial owner, the objecting beneficial owner will not receive these materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery. The Manager has engaged the Trust’s registrar and transfer agent, TSX Trust Company, at its offices in Toronto, to aid in the mailing of this Circular and related Meeting materials and to receive and tabulate proxy forms and voting instructions for the Meeting.

Record Date, Voting Rights and Quorum

As at March 23, 2026, there are 16,026,266 Units issued and outstanding.

The record date for the determination of Unitholders entitled to receive the Notice of Meeting and to vote at the Meeting has been fixed as March 18, 2026.

With respect to each matter properly before the Meeting, each Unit properly represented in person or by proxy will have one vote.

Pursuant to the Trust Agreement, a quorum at the Meeting will be established if there are at least two Unitholders holding not less than 5% of the outstanding Units on such date or represented by proxy and entitled to vote at the Meeting. If a quorum is not present at a meeting within 30 minutes after the time fixed for the Meeting, the Meeting shall be adjourned to such place and time on a date fixed by the chair of the Meeting not later than 14 days thereafter (which for greater certainty can be at a later time on the date of the originally scheduled Meeting) at which adjourned meeting the Unitholders present in person or represented by proxy shall be deemed to constitute a quorum. It is the current intention that any adjourned meeting that may be required will also take place at the offices of Stikeman Elliott LLP, but at 2:00 p.m. on April 30, 2026.

For the Meeting Resolution to be effective, it must be approved by an affirmative vote of at least a majority of Unitholders, present in person or represented by proxy at the Meeting or any adjournment or postponement thereof.

Proxy Information

To be used at the Meeting, a proxy form must be properly executed and deposited with TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department; by calling toll-free at 1-866-600-5869; by fax at 416-595-9593 or over the Internet by the website listed on your proxy form and following the proxy login and voting procedures described for the Meeting.

To be valid, proxies must be received no later than 9:00 a.m. (Toronto time) on April 28, 2026, or 48 hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) before the time set for any adjourned or reconvened Meeting.

The form of proxy must be signed by the Unitholder or by the Unitholder’s attorney duly authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees or in any other representative capacity should so indicate and give their full title as such. A partnership should sign in the partnership’s name and such signature should be executed by an authorized person(s).

Appointment of Proxyholders

Unitholders who are unable to attend the Meeting may still vote through the use of proxies. If you are a Unitholder, you should complete, execute and return the enclosed proxy form as soon as possible, and in any event no later than the proxy deadline of 9:00 a.m. (Toronto time) on April 28, 2026, or 48 hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) before the time set for any adjourned or reconvened Meeting. By completing and returning the enclosed proxy form, you can participate in the Meeting through the person or persons named on the form. If you do not indicate a preference, the Units represented by the enclosed proxy form, if the same is executed in favour of the Manager appointees named in the proxy form and deposited as provided in the Notice of Meeting, will be voted in favour of all matters identified in the Notice of Meeting.

Discretionary Authority of Proxies

The proxy form confers discretionary authority upon the appointees named therein with respect to such matters, including without limitation such amendment or variation to the Meeting Resolution, as, though not specifically set forth in the Notice of Meeting, may properly come before the Meeting. The Manager does not know of any such matter that may be presented for consideration at the Meeting. However, if any such matter is presented, the proxy will be voted thereon in accordance with the best judgment of the appointees named in the proxy form.

On any ballot that may be called for at the Meeting, all Units in respect of which the appointees named in the accompanying proxy form have been appointed to act will be voted in accordance with the specification of the Unitholder signing the proxy form. If no such specification is made, then the Units will be voted in favour of all matters identified in the Notice of Meeting.

Alternate Proxy

The individuals named in the accompanying form of proxy for the Meeting are officers of the Manager.

A Unitholder has the right to appoint a person other than the appointees designated on the accompanying form of proxy to represent him or her at the Meeting, either by inserting such person’s name in the blank space provided in the form of proxy and striking out the other names or by completing another proper form of proxy. Proxy forms which appoint persons other than the management appointees whose names are printed on the form should be received by TSX Trust Company and the person so appointed should be notified. A person acting as proxy need not be a Unitholder.

On any ballot that may be called for at the Meeting, all Units in respect of which the person named in a proxy form has been appointed to act must be voted or withheld from voting in accordance with the specification of the Unitholder signing such proxy form. If no such specification is made, then the Units may be voted in accordance with the best judgment of the person named in the proxy form. Furthermore, the person named in the proxy form will have discretionary authority with respect to any amendments to the Resolution and with respect to any other matters that may properly come before the Meeting, and will be voted on such amendments and other matters in accordance with the best judgment of the person named in such proxy form.

Revocation of Proxies

You can revoke a vote you made by proxy by sending a notice in writing executed by the Unitholder or their attorney authorized in writing, as well as in any other manner permitted by law. Only registered Unitholders may deposit any such notice revoking a proxy at the registered office of TSX Trust Company or deposit with the chair of the Meeting on the day of the Meeting or any adjournment thereof. Non-registered Unitholders who wish to change their voting instructions must contact their broker or other intermediary through which their Units are held and by following the instructions of their broker or other intermediary respecting the revocation of such voting instructions.

Voting at the Meeting

If you are a registered Unitholder that has Units registered in your name, you will be able to vote during the Meeting at the specified time. Please bring your proxy form to the Meeting to do so.

If you are not a registered Unitholder and wish to vote during the Meeting, you must follow the instructions on the accompanying voting instruction form to appoint yourself as your proxyholder. Do not appoint yourself as proxyholder if you will not be voting at the Meeting. To be valid, proxies must be received no later than 9:00 a.m. (Toronto time) on April 28, 2026, or 48 hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) before the time set for any adjourned or reconvened Meeting.

Advice to Beneficial Holders

The information set forth in this section is of significant importance to beneficial holders of the Units, as many of the Units are held in the name of CDS & Co. (the nominee of CDS Clearing and Depository Services Inc.) or Cede & Co. (the nominee of the Depositary Trust Company) and not in the name of the beneficial owners of the Units (“Non-Registered Unitholders”). Non-Registered Unitholders should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Units can be recognized and acted upon at the Meeting. Units held by brokers or their nominees can only be voted upon the instructions of the Non-Registered Unitholder. Without specific instructions, brokers and nominees may be prohibited from voting Units for their client(s). The Trust does not know for whose benefit the Units registered in the name of a nominee are held. Therefore, Non-Registered Unitholders cannot be recognized at the Meeting for purposes of voting their Units, either present in person or present by way of proxy, unless they comply with the procedure described below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Non-Registered Unitholders in advance of the Unitholders’ meeting. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Unitholders in order to ensure that their Units are voted at the Meeting. Often, the form of proxy supplied to a Non-Registered Unitholder by its broker is identical to that provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholders how to vote on behalf of the Non-Registered Unitholders. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically prepares a voting instruction form which it mails to the Non-Registered Unitholders and asks Non-Registered Unitholders to complete and return it directly to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at the Meeting. A Non-Registered Unitholder receiving a voting instruction form cannot use that form to vote Units directly at the Meeting; the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the Units voted.

Only registered Unitholders have the right to revoke a proxy. Non-Registered Unitholders who wish to change their vote must make arrangements with their intermediary well in advance of the Meeting. Revocations must be deposited either at the registered office of the Trust at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof. The registered office of the Trust is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada, M5J 2J1.

APPROVAL BY THE MANAGER

The contents and mailing to Unitholders of this Circular have been approved by Sprott Asset Management GP Inc., as general partner of Sprott Asset Management LP, as manager of the Sprott Physical Copper Trust.

DATED at Toronto, Ontario as of March 23, 2026.

By order of the Board of Directors of
Sprott Asset Management GP Inc., as general partner of
Sprott Asset Management LP, as manager of the
SPROTT PHYSICAL COPPER TRUST

(signed) “John Ciampaglia”

John Ciampaglia
Chief Executive Officer

SCHEDULE A
MEETING RESOLUTION

BE IT RESOLVED THAT:

The restructuring of the Sprott Physical Copper Trust from a non-redeemable investment fund into a mutual fund is hereby authorized, approved and adopted.

A-1